
13003178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2013
WASH, D.C.
193
SECTION

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2012 AND 2011

CONTENTS



Grant Thornton LLP
2501 E Enterprise Avenue, Suite 300
PO Box 1097
Appleton, WI 54912-1097

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

GrantThornton

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Appleton, Wisconsin
June 27, 2013

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Assets		
Cash	$ 52	$ 114
Investments, at fair value (see Notes B, C and D)	1,055,559	957,441
Receivables:		
Notes receivable from participants	33,321	32,455
Total assets	1,088,932	990,010
Liabilities		
Investment management fees payable	39	-
Wrapper contract fees payable	26	-
Total liabilities	65	-
Net Assets Available for Benefits at Fair Value	1,088,867	990,010
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,418)	(1,543)
NET ASSETS AVAILABLE FOR BENEFITS	$1,085,449	$ 988,467

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 36,983
Participant	51,042
Total contributions	88,025
Investment income	
Net appreciation in fair value of investments	89,265
Interest and dividends	28,498
Net investment income	117,763
Interest income on notes receivable from participants	1,188
Total additions	206,976
Deductions	
Benefits paid to participants	108,879
Other expenses	1,115
Total deductions	109,994
NET INCREASE IN NET ASSETS	96,982
Net assets available for benefits	
Beginning of year	988,467
End of year	$1,085,449

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). JPMorgan Chase Bank, N.A. ("JPMorgan") served as trustee of the Plan's trust. Effective July 1, 2012, the Plan's trustee changed from JPMorgan to T. Rowe Price Trust Company ("T. Rowe Price").

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period. The amount of employer contributions made by the employer shall be in accordance with the following schedule:

If the employee contribution (as a percentage of compensation) is:	The employer contribution (as a percentage of compensation) will be:
2%	5.0%
3%	6.0%
4%	6.5%
5% or more	7.0%

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute a percentage of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC").

Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pre-tax compensation, after-tax compensation, or both, but the total contributions may not exceed 75% of the participant's compensation or limits established by the IRC. The pre-tax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. The Plan also accepts Roth elective contributions made on behalf of participants. Participant contributions may be invested in any or all of the investment options.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the Plan administrator, which is currently 5%. In addition, if a participant's pre-tax contributions reach the statutory pre-tax limit, the first 5% of such participant's contributions will be automatically converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year, unless the participant elects otherwise.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are 100% vested in their accounts, including Employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations. In addition, the Plan will allow for hardship withdrawals, as determined by the Plan administrator.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Notes Receivable from Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pre-tax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to IRS and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to one per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Participants may have two loans outstanding if one of the loans is for purchasing a primary residence. Participants are not permitted to refinance loans. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan may continue to be repaid over the original loan period under the same terms.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invested in investment contracts through the JPMorgan Stable Value Fund ("JPM Fund") through July 1, 2012 and thereafter invests in investment contracts through the Galliard Stable Value Fund ("Galliard Fund"). As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Adoption of New Accounting Guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities. The amendments were applied prospectively and were effective for annual periods beginning after December 15, 2011. The amended guidance did not have a material effect on the Plan's financial statements.

Investment Valuation

The Plan's investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The Plan's management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.
2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds and exchange traded funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market.

Common stock and preferred stock: Valued at the closing price reported on the active market on which the security is traded.

Collective trust funds, separate account and pooled separate account: Valued at the NAV of units in each fund or account. The NAV, as provided by the trustee or administrator, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds or account less their liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily, unless otherwise stated. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Short-term investment fund: Valued using $1 for the money market's NAV.

Wrapper contracts: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end for 2011 and by the treasury yield plus a guaranteed investment contract ("GIC") spread for 2012.

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2012 and 2011:

	Fair Value Measurements at Reporting Date, Using:			
	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	December 31, 2012
Common stock – Hospira, Inc.	$ 70,139	$ -	$ -	$ 70,139
Mutual funds				
Bond funds	57,217	-	-	57,217
International equity funds	72,064	-	-	72,064
Mid cap equity fund	30,224	-	-	30,224
Total mutual funds	159,505	-	-	159,505
Collective trust funds				
Bond funds (a)	-	31,690	-	31,690
Index funds (b)	-	312,213	-	312,213
International equity funds (c)	-	15,432	-	15,432
Large cap equity funds (d)	-	136,455	-	136,455
Small/mid cap equity funds (e)	-	41,702	-	41,702
Total collective trust funds	-	537,492	-	537,492
Galliard Stable Value Fund				
Wrapped bond collective trust funds (f)	-	79,033	-	79,033
Wrapped separate account (g)	-	32,699	-	32,699
Collective trust fund - STIF (h)	-	24,795	-	24,795
Total Galliard Stable Value Fund	-	136,527	-	136,527
Self-directed accounts				
Common stock - Abbott	128,163	-	-	128,163
Common stock - Other	10,716	-	-	10,716
Preferred stock	48	-	-	48
Mutual funds	12,969	-	-	12,969
Total self-directed accounts	151,896	-	-	151,896
	$ 381,540	$ 674,019	$ -	$ 1,055,559

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds and the wrapped separate account as of December 31, 2012 are comprised of funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of the bond funds is to match or outperform the Barclays U.S. Aggregate Bond Index or the Barclays U.S. Treasury Inflation Protected Securities Index over the long term using a passive or indexing investment approach. Redemption from the funds is permitted daily.
(b) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. Redemption from the funds is permitted daily.
(c) The investment strategy of this fund is to match or outperform the MSCI ACWI ex-USA Index over the long term using a passive or indexing investment approach. Redemption from the funds is permitted daily.
(d) The investment strategy of these funds is to match or outperform the S&P 500 Index by seeking long-term growth of capital and using a combination of value and growth-oriented investing. Redemption is permitted daily.
(e) The investment strategy of these funds is to match or outperform the Russell 2000 Index or Russell Small Cap Completeness Index over the long term either through a passive or indexing investment approach or a fundamental research and bottom-up stock picking approach. Redemption is permitted daily.
(f) The bond collective trust funds invest primarily in U.S. Government and agency securities and corporate notes and bonds. Redemption is permitted monthly.
(g) The separate accounts invest in underlying funds with a fixed income portfolio that is managed against the Barclays Capital Intermediate Aggregate Index. Redemption is permitted daily.
(h) The short-term collective trust fund invests in short-term fixed income securities to preserve capital. Redemption is permitted daily.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table represents the Plan's assets as of December 31, 2012 measured using significant unobservable inputs, the valuation techniques used to measure the fair value of those assets and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrapper contracts	$-	Market approach discounting	Discount Rate	0.43% - 1.24%
			Duration in Years	1.79 – 2.79
			Wrap Fees & Rebid Rates	20-22

The significant unobservable inputs used in the fair value measurement of the Plan's GICs are the discount rate, duration in years and the wrap fees and the related rebid rates. The discount rate is from quoted sources. When multiple portfolios are wrapped, the highest rate is matched on the same set of portfolios wrapped in the same fund. Full payment of principal and interest at maturity is assumed in all calculations. Given the short duration remaining, a significant increase or decrease in these inputs would not have a significant impact on the fair value measurement.

Hospira 401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2012 and 2011
(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Fair Value Measurements at Reporting Date, Using:			
	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	December 31, 2011
Common stock – Hospira, Inc.	$ 72,612	$ -	$ -	$ 72,612
Mutual funds				
Intermediate bond fund	58,191	-	-	58,191
International equity fund	84,745	-	-	84,745
Small cap growth fund	19,499	-	-	19,499
Mid-small cap value fund	26,066	-	-	26,066
Total mutual funds	188,501	-	-	188,501
Collective trust funds				
Index funds (a)	-	270,395	-	270,395
Large cap funds (b)	-	138,773	-	138,773
Total collective trust funds	-	409,168	-	409,168
JPMorgan Stable Value				
Wrapped bond fund	-	91,519	-	91,519
Wrapped pooled separate account (c)	-	50,327	-	50,327
Short-term investment fund	-	11,456	-	11,456
Total JPMorgan Stable Value	-	153,302	-	153,302
Self-directed accounts				
Common stock				
Abbott	118,978	-	-	118,978
Other	6,058	-	-	6,058
Total common stock	125,036	-	-	125,036
Exchange traded funds	167	-	-	167
Short-term investment fund	-	5,370	-	5,370
Mutual funds	3,285	-	-	3,285
Total self-directed accounts	128,488	5,370	-	133,858
	$ 389,601	$ 567,840	$ -	$ 957,441

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds and the wrapped pooled separate account as of December 31, 2011 are comprised of funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. Redemption from the funds is permitted daily.
(b) The investment strategy of these funds is to match or outperform the S&P 500 Index by seeking long-term growth of capital and using a combination of value and growth-oriented investing. Redemption is permitted daily.
(c) The investment strategy of the pooled separate account is to invest in a fixed income portfolio that is managed against the Barclays Capital Intermediate Aggregate Index. Redemption is permitted daily.

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various financial services institutions through the JPM Fund through July 1, 2012 and thereafter through the Galliard Fund (collectively the "Stable Value Fund"). The contracts are held in the Stable Value Fund in a separate account and were managed by JPMorgan through July 1, 2012 and Galliard Capital Management, Inc. ("Galliard") thereafter. The account is credited with participant contributions to the Stable Value Fund and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the respective manager.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES -Continued

The Plan entered into security backed contracts, also called synthetic investment contracts (synthetic GICs) through the Stable Value Fund. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Stable Value Fund purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the applicable interest rate on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer in order to terminate the agreement prior to the scheduled maturity dates, if any. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, all of the synthetic GIC contracts have been negotiated to have "contingency coverage," that would allocate the book and market value proportionately among the remaining wrap providers in the event that another book value wrap contract is terminated for any reason. All other terms and conditions of the remaining contracts, including fees, would continue to apply without amendment.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES -Continued

The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

As described in Note B, because the synthetic GICs in the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts in the Stable Value Fund. Contract value, as reported by the respective manager, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

	2012	2011
Average yields:		
Based on actual earnings	0.88%	1.79%
Based on interest rate credited to participants	1.35	2.62

(Dollars in thousands)

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2012 and 2011:

	2012	2011
Hospira, Inc. common stock	$70,139	$72,612
American Funds EuroPacific Growth Fund, Class R6	69,369	84,745
BlackRock LifePath Index 2020 Non-Lendable Fund G	55,128	n/a
BlackRock LifePath Index 2025 Non-Lendable Fund G	61,890	n/a
BlackRock LifePath Index 2030 Non-Lendable Fund G	55,918	n/a
Victory EB Diversified Stock Fund – 50	58,810	54,007
SSgA S&P 500 Index Fund, Class C	77,645	84,766
JPMorgan SmartRetirement 2020, Class C	n/a	51,377
JPMorgan SmartRetirement 2025, Class C	n/a	55,179
JPMorgan Chase Bank Intermediate Bond Fund*	n/a	91,519
MetLife Pooled Separate Account*	n/a	50,327
PIMCO Total Return Fund	n/a	58,191
Self-Directed Account – Abbott common stock	128,163	118,978

*Contract values of the JPMorgan Chase Bank Intermediate Bond Fund and the MetLife Pooled Separate Account, the wrapped bond funds, were $90,223 and $50,081, respectively at December 31, 2011.

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$16,605
Collective trust funds	70,278
Common stock	2,382
Net appreciation	$ 89,265

NOTE E - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets were managed by JPMorgan and its affiliates; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the IRC. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE H - TAX STATUS

The IRS has determined and informed Hospira, by a letter dated November 6, 2008, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

(Dollars in thousands)

NOTE H - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$1,085,449	$988,467
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	3,418	1,543
Net assets available for benefits per the Form 5500	$1,088,867	$990,010

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2012 to the Form 5500:

Net increase per the financial statements	$ 96,982
Current year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	3,418
Prior year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	(1,543)
Net increase per the Form 5500	$ 98,857

NOTE I - RECONCILIATION TO FORM 5500 - Continued

Investments in synthetic GICs (wrapped contracts) are required to be reported at fair value on the Form 5500.

NOTE J - SUBSEQUENT EVENTS

Hospira has evaluated subsequent events from December 31, 2012 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Self-Directed Investments				$ 151,896
*Hospira, Inc., common stock				70,139
Mutual Funds				
Aberdeen Emerging Markets Institutional Fund				2,695
American Funds EuroPacific Growth Fund, Class R6				69,369
Hartford MidCap HLS IA Fund				30,224
PIMCO All Asset Institutional Fund				4,298
PIMCO Total Return Institutional Fund				52,919
Collective Trust Funds				
BlackRock LifePath Index Retirement Non-Lendable Fund G				22,341
BlackRock LifePath Index 2015 Non-Lendable Fund G				20,552
BlackRock LifePath Index 2020 Non-Lendable Fund G				55,128
BlackRock LifePath Index 2025 Non-Lendable Fund G				61,890
BlackRock LifePath Index 2030 Non-Lendable Fund G				55,918
BlackRock LifePath Index 2035 Non-Lendable Fund G				35,440
BlackRock LifePath Index 2040 Non-Lendable Fund G				27,411
BlackRock LifePath Index 2045 Non-Lendable Fund G				18,106
BlackRock LifePath Index 2050 Non-Lendable Fund G				15,299
BlackRock LifePath Index 2055 Non-Lendable Fund G				128
Eaton Vance Small Cap Core Equity Fund				20,443
Victory EB Diversified Stock Fund - 50				58,810
SSgA Global Equity ex U.S. Index Fund, Class C				15,432
SSgA Russell Small / Mid Cap Index Fund, Class C				21,259
SSgA S&P 500 Index Fund, Class C				77,645
SSgA U.S. Bond Index Fund, Class C				25,162
SSgA U.S. Inflation Protected Bond Index Fund, Class C				6,528
Galliard Stable Value Fund				
Security-backed Contracts				
ING Life Insurance and Annuity Company wrapper contrac	1.79			-
Fixed Income Fund E				13,028
ING Life Insurance and Annuity Company wrapper contrac	1.79			-
Natixis Financial Products Inc. wrapper contract	2.02			-
Prudential Insurance Company of America wrapper contrac	1.65			-
Fixed Income Fund F				53,004
Prudential Insurance Company of America wrapper contrac	1.65			-
Fixed Income Fund N				13,001
Metropolitan Life Insurance Company wrapper contract	1.55			-
Separate Account No. 690				19,680
Separate Account No. 695				13,019
Collective Trust Fund				
Wells Fargo Short-Term Investment Fund G				24,795
Cash				52
*Participant Notes Receivable, 3.25% to 9.50%				33,321
				$ 1,088,932

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 27, 2013

Bakir Vitehskich,
Vice President, Total Rewards

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm



Grant Thornton LLP
2501 E Enterprise Avenue, Suite 300
Appleton, WI 54913-7805

T 920.968.6700
F 920.968.6719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 27, 2013, with respect to the financial statements and supplemental schedule of Hospira 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Appleton, Wisconsin
June 27, 2013